SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK

OWNERSHIP PLAN OF

AVISTA CORPORATION

(Full Title of the Plan)

AVISTA CORPORATION

1411 East Mission Avenue

Spokane, Washington 99202-2600

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

The Compensation and Organization Committee and

Benefit Plans Administration Committee and participants of

The Investment and Employee Stock Ownership Plan

of Avista Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Investment and Employee Stock Ownership Plan of Avista Corporation (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MossAdams LLP

Spokane, Washington

June 23, 2025

We have served as the Plan’s auditor since 2023.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024 AND 2023

	2024	2023
Assets:
Investments (at Fair Value):
Avista Corp. Company Stock Fund	$16,899,724	$19,240,016
Self-Directed Securities	14,943,677	11,104,338
Collective Trust	37,524,876	42,492,348
Mutual Funds	765,706,391	671,208,748
Total Investments (at Fair Value)	835,074,668	744,045,450

Receivables:
Employer Contributions	674,464	747,134
Notes Receivable from Participants	7,717,655	6,537,853
Total Receivables	8,392,119	7,284,987

Net Assets Available for Benefits	$843,466,787	$751,330,437

See accompanying Notes to Financial Statements.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Investment Income:
Interest and Dividend Income	$35,028,025	$23,539,301
Net Appreciation in Fair Value of Investments	68,868,128	75,726,840
Total Investment Income	103,896,153	99,266,141

Interest Income on Notes Receivable from Participants	551,067	369,256

Contributions:
Employee	25,412,578	23,876,717
Employer	15,914,137	14,769,344
Rollover	2,041,150	7,581,279
Total Contributions	43,367,865	46,227,340

Deductions:
Benefits Paid to Participants	54,894,454	63,193,128
Administrative Expenses	784,281	891,550
Total Deductions	55,678,735	64,084,678

Net Increase	92,136,350	81,778,059

Net Assets Available for Benefits

Beginning of Year	751,330,437	669,552,378

End of Year	$843,466,787	$751,330,437

See accompanying Notes to Financial Statements.

NOTE 1. DESCRIPTION OF THE PLAN

The following description of The Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 1984, Avista Corporation (Corporation, Company or Avista) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code (IRC). The Plan, which was restated effective January 1, 2016, and most recently amended effective August 16, 2023, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of the Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their compensation and to supplement their savings with contributions from Avista. All employees of Avista are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

Contributions

Plan participants may make contributions during any payroll period for which they receive earnings as eligible employees in an amount at least equal to 1% of their earnings. A participating employee’s annual before-tax contribution was subject to IRC limitations of $23,000 in 2024 and $22,500 in 2023. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to IRC limits. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee’s choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan Trustee as soon as practicable following the payroll period in which such amounts are withheld.

Plan participants hired prior to April 1, 2022 are automatically enrolled in the Plan upon eligibility at a 3% deferral rate, with an automatic increase of 1% each year up to 15%.

Plan participants hired on or after to April 1, 2022 are automatically enrolled in the Plan upon eligibility at a 6% deferral rate, with an automatic increase of 1% each year up to 15%.

Participants can opt out of the Plan at any time. Participants can change their deferral rate at any time.

Plan participants may transfer balances from other qualified defined benefit or defined contribution plans, and certain eligible retirement plans and accounts to the Plan.

Avista has an obligation to the trust fund for an amount equal to a percentage of employee contributions determined by the hire date of the employee.

All non-collectively bargained employees and Local 659 employees hired prior to January 1, 2006, and Local 77 employees hired prior to January 1, 2011, receive a matching contribution of 75% of employee contributions that does not exceed 6% of the employee’s salary.

All non-collectively bargained employees and Local 659 employees hired on or after January 1, 2006, and Local 77 employees hired on or after January 1, 2011, receive a matching contribution of 100% of employee contributions that does not exceed 6% of the employee’s salary.

Further, all non-collectively bargained employees hired on or after January 1, 2014, Local 659 employees hired on or after April 1, 2014, Local 77 employees hired on or after April 1, 2017 as a Distribution Dispatcher or Gas Controller from outside Avista or who is ineligible to participate in the Retirement Plan for Employees of Avista Corporation, Local 77 members hired on or after January 1, 2024, and any participant who elected to waive participation in the Retirement Plan for Employees of Avista Corporation as of July 1, 2024, receive an additional non-elective employer contribution based on the employee’s age. The table below illustrates the non-elective contribution rate assigned to the established age groups.

Age	Contribution as a Percentage of Eligible Pay
Younger than 40	3%
40-49	4%
50 or Older	5%

Local 77 members hired on or after January 1, 2024, or who waived participation in the Retirement Plan for Employees of Avista Corporation who are not Distribution Operators, Gas Controllers, or non-collectively bargained employees are also eligible for an additional Employer non-elective contribution equal to 5% of eligible compensation. Remaining Local 77 employees are eligible for the additional non-elective contribution equal to 5% of eligible compensation as of December 16, 2024.

The Company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan.

Any employees who transfer or have transferred from a Local 77 employee directly to non-Local 77 employee on or after January 1, 2014, other than those Local 77 employees hired on or after April 1, 2017 as a Distribution Dispatcher or Gas Controller from outside Avista or who is ineligible to participate in the Retirement Plan for Employees of Avista Corporation, are not eligible for the additional non-elective employer contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions are 100% vested at all times. Participants vest 100% in the Company matching contribution after one year of service or upon death, disability or reaching normal retirement age. Participants vest 100% in the non-elective employer contribution after three years of service or upon death, disability or reaching normal retirement age.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Principal and interest is paid ratably through payroll deductions. The notes are secured by the balance in the participant’s account and bear interest at a rate of prime rate plus 1%. The maximum term of a general loan is five years, and the maximum term of a primary residence loan is 10 years. Interest rates ranged from 4.25% to 9.50% at December 31, 2024, for loans maturing through 2034.

Payment of Benefits

Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, partial lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

Forfeited Accounts

At December 31, 2024 and 2023, forfeited non-vested accounts totaled $296,568 and $275,838, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company’s obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2024 and 2023, forfeitures in the amount of $1,752 and $39,300 were used to reduce employer contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Avista Corporation Common Stock for which the Trustee received voting instructions, unless the Trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Avista Corporation Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

Diversification

Diversification is offered to participants to provide the opportunity to move the value of their investment in the Avista Corporation Common Stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Avista Corporation Common Stock held in their Employee Stock Ownership Plan (ESOP) account.

Employee Stock Ownership Plan (ESOP)

Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation Common Stock are classified as ESOP contributions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Plan Administration Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s realized gains and losses and the unrealized appreciation and depreciation of investments.

Benefit Payments

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2024 or 2023. If a participant ceases to make note repayments and the Plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded based on the terms of the Plan document.

Administrative Expenses

The Plan’s expenses are paid either by the Plan or the Company, as provided by the Plan document. Expenses paid by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants and benefit payments are charged directly to the participant’s account and are included in administrative expense.

Subsequent Events

The plan administrator evaluated events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no events subject to recognition or disclosure.

NOTE 3. FAIR VALUE OF INVESTMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets the Plan can access.

Level 2: Inputs other than quoted prices included within Level 1 observable for the asset or liability, either directly or indirectly, such as:

•
quoted prices for similar assets or liabilities in active markets;
•
quoted prices for identical or similar assets or liabilities in inactive markets;
•
inputs other than quoted prices observable for the asset or liability;
•
inputs derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the valuation methodologies used at December 31, 2024 and 2023.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.

Collective Trust: Valued at the NAV of units of a collective trust. NAV is a readily-determinable fair value and is the price which participants are able to transact under the terms of the Plan. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure securities liquidations will be carried out in an orderly business manner.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Avista Corporation Company Stock Fund: Includes shares of Avista Corporation and cash, and is reported based on unitized value.

Self-Directed Securities: Self-Directed Securities consist of mutual funds and common stocks and interest bearing cash that are valued on the basis of readily determinable market prices.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2024
	Level 1	Level 2	Level 3	Total
Avista Corp. Company Stock Fund	$16,899,724	$—	$—	$16,899,724
Self-Directed Securities	14,943,677	—	—	14,943,677
Mutual Funds	765,706,391	—	—	765,706,391
Collective Trust	—	37,524,876	—	37,524,876
Total Investments at Fair Value	$797,549,792	$37,524,876	$—	$835,074,668

	2023
	Level 1	Level 2	Level 3	Total
Avista Corp. Company Stock Fund	$19,240,016	$—	$—	$19,240,016
Self-Directed Securities	11,104,338	—	—	11,104,338
Mutual Funds	671,208,748	—	—	671,208,748
Collective Trust	—	42,492,348	—	42,492,348
Total Investments at Fair Value	$701,553,102	$42,492,348	$—	$744,045,450

NOTE 4. INVESTMENTS

Participants of the Plan can invest in the Avista Corporation Company Stock Fund (Stock Fund). NAV is based on the fair value of the underlying Avista Corporation common stock and money market fund owned by the Stock Fund and then divided by the number of units outstanding. The Stock Fund consists of Avista Corporation common stock and Northern Trust Money Market Fund. The money market fund and common stock are valued as described in the previous paragraphs. At December 31, 2024, the Stock Fund held $35,564 of cash and 460,288 shares of the Company’s common stock with a value of $16,860,349, which is based on a price per share of $36.63. At December 31, 2023, the Stock Fund held $21,219 of cash and 537,784 shares of the Company’s common stock with a value of $19,220,400, which is based on a price per share of $35.74.

Plan investments in the Stock Fund represented 2.00% and 2.56% of total Plan assets at December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, the Plan's investment in the Stock Fund experienced net appreciation in fair value of approximately $511,000 compared to the net depreciation of approximately $4,246,000 experienced in 2023.

NOTE 5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible changes in the values of the investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.

NOTE 7. PLAN TAX STATUS

The Plan is placing reliance on an opinion letter dated May 12, 2017, received from the IRS indicating the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS

The Plan investments are managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard is the Trustee as defined by the Plan, and therefore, the investment transactions qualify as party-in-interest transactions. SageView is the investment advisor for the Plan, and fees paid for investment advisory services qualify as party-in-interest transactions. These party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. Fees incurred by the Plan for investment management services and investment advisory services are included in administrative expenses. Certain other expenses of the Plan for recordkeeping, legal and accounting fees are included in administrative expenses. Expenses paid by the Company are not included in the statements of changes in net assets available for benefits.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

OF AVISTA CORPORATION

E.I.N. 91-0462470 PLAN NO. 003

SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description of Investment	Cost**	Value
	Common Stock:
*	Avista Corporation	Company Stock Fund		$16,899,724

	Self-Directed Securities:
*	Self-Directed Brokerage Fund	Self-Directed Brokerage Fund		14,943,677

	Mutual Funds:
	Baird Core Plus Bond Fund Instl Class	Registered Investment Company		11,453,573
	MFS Growth Fund Class R6	Registered Investment Company		41,545,769
	T. Rowe Price Inst'l Large Cap Value Fd C	Registered Investment Company		17,515,471
	T. Rowe Price QM US Sm-Cap Grwth Eqty Fd I	Registered Investment Company		4,529,597
	Transamerica International Equity R6	Registered Investment Company		5,014,401
*	Vanguard Federal Money Market Fund	Registered Investment Company		14,902,444
*	Vanguard Infla-Prot Securities	Registered Investment Company		6,659,030
*	Vanguard Institutional Index Fund	Registered Investment Company		175,955,236
*	Vanguard Target Ret 2020 Trust II	Registered Investment Company		2,946,559
*	Vanguard Target Ret 2025 Trust II	Registered Investment Company		9,691,330
*	Vanguard Target Ret 2030 Trust II	Registered Investment Company		13,447,194
*	Vanguard Target Ret 2035 Trust II	Registered Investment Company		9,753,598
*	Vanguard Target Ret 2040 Trust II	Registered Investment Company		12,128,924
*	Vanguard Target Ret 2045 Trust II	Registered Investment Company		16,731,766
*	Vanguard Target Ret 2050 Trust II	Registered Investment Company		21,246,545
*	Vanguard Target Ret 2055 Trust II	Registered Investment Company		17,014,273
*	Vanguard Target Ret 2060 Trust II	Registered Investment Company		11,512,846
*	Vanguard Target Ret 2065 Trust II	Registered Investment Company		2,281,757
*	Vanguard Target Ret 2070 Trust II	Registered Investment Company		257,997
*	Vanguard Target Ret Income Trust II	Registered Investment Company		4,915,616
*	Vanguard Target Ret Income & Growth Trust II	Registered Investment Company		37,425
*	Vanguard Intl Growth Fund Admiral Shares	Registered Investment Company		6,247,405
*	Vanguard Mid-Cap Index Fund Instl Shares	Registered Investment Company		40,682,868
*	Vanguard Sm-Cap Growth Index	Registered Investment Company		31,336,521
*	Vanguard Sm-Cap Value Index	Registered Investment Company		12,452,180
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company		60,710,007
*	Vanguard Total Int'l Stock Idx	Registered Investment Company		67,845,858
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company		144,825,795
	Victory Sycamore Sm Co Opportunity Fd R6	Registered Investment Company		2,064,406
		Total Mutual Funds		765,706,391

	Collective Trust:
*	Vanguard Retirement Savings Trust III	Collective Trust		37,524,876

*	Participant Loans	Interest Rates 4.25% - 9.5%
		Loan Fund	—	7,717,655

				$842,792,323

* Designates party-in-interest.

** Cost omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit 23.1	Independent Auditors' Consent of MossAdams LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By:	/s/ Kevin Christie
Name:	Kevin Christie
Title:	Senior Vice President, Chief Financial Officer, Treasurer & Regulatory Affairs Officer
Date:	June 23, 2025